Filed by The Limited, Inc.
                                         Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed
                                         Filed pursuant to Rule 14a-12 under
                                         the Securities Exchange Act of 1934

                                         Subject Company:  Intimate Brands, Inc.
                                         Commission File No. 1-13814

                                         Date:  February 7, 2002



     The following is the transcript of a recorded conference call which took place on Thursday, February 7, 2002 regarding the announcement by Intimate Brands, Inc. of its January 2002 sales results.

-------------------------------------------------------------------------------
                         JANUARY 2002 AND FOURTH QUARTER 2001 SALES CALL
                                FEBRUARY 7, 2002
-------------------------------------------------------------------------------

o GOOD MORNING EVERYONE. THIS IS DEBBIE MITCHELL, VICE PRESIDENT OF COMMUNICATIONS AND INVESTOR RELATIONS FOR INTIMATE BRANDS.

o THIS IS INTIMATE BRAND'S JANUARY SALES REPORT FOR THE FOUR WEEK PERIOD ENDING SATURDAY, FEBRUARY 2, 2002.

o BEFORE I BEGIN, AS A MATTER OF FORMALITY, I NEED TO REMIND YOU THAT ANY FORWARD LOOKING COMMENTS I MAKE TODAY ARE SUBJECT TO THE SAFE HARBOR STATEMENT FOUND IN OUR SEC FILINGS.

NOW, A REVIEW OF THE RESULTS FOR INTIMATE BRANDS OVERALL:

o SALES FOR THE FOUR WEEKS ENDED FEBRUARY 2, 2002 WERE $341.8 MILLION, COMPARED TO $407.3 MILLION FOR THE FIVE WEEKS ENDED FEBRUARY 3, 2001.

o COMPARABLE STORE SALES WERE UP 7% VERSUS THE COMPARABLE 4-WEEK CALENDAR PERIOD ENDED FEBRUARY 3, 2001.

o OUR MERCHANDISE MARGIN WAS UP SIGNIFICANTLY VERSUS LAST YEAR (58.1% TY VS. 50.8% LY).

o    INVENTORIES WERE DOWN 3 % ON A COST PER SQUARE FOOT BASIS.


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                                                                              2


LOOKING AT THE FOURTH QUARTER:

o    INTIMATE BRANDS TOTAL SALES: $1.936 BILLION VERSUS $1.938 BILLION A YEAR
     AGO.

o    COMPARABLE STORE SALES WERE FLAT, WHILE SELLING SQUARE FEET INCREASED 1%.


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                                                                              3


FOR THE FULL YEAR:

o    SALES WERE $5.021 BILLION, DOWN 2% FROM 2001.

o COMPARABLE STORE SALES WERE DOWN 5% FOR THE YEAR, WHILE SELLING SQUARE FEET INCREASED 9%


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                                                                              4


LOOKING AT THE PERFORMANCE OF EACH BUSINESS:

VICTORIA'S SECRET STORES & BEAUTY
---------------------------------

o    COMPARABLE STORE SALES FOR JANUARY WERE UP 11%.

o MERCHANDISE MARGINS WERE UP SIGNIFICANTLY, (due to strong customer reaction to the product assortment THROUGHOUT THE QUARTER which allowed fewer markdowns versus last year DURING THE JANUARY SEMI-ANNUAL SALE PERIOD.

o    INVENTORIES WERE DOWN VERSUS LAST YEAR ON A COST PER SQUARE FOOT BASIS.

o    FOURTH QUARTER SALES WERE $903.4 MILLION AND COMPS WERE UP 10%.

o WE WERE PLEASED WITH THE CUSTOMER RESPONSE TO OUR SEMI-ANNUAL SALE. THE SALE RAN FIVE MORE DAYS THIS YEAR THAN LAST, ALSO CONTRIBUTING TO THE SALES RESULT.

o THE BEAUTY BUSINESS ALSO EXPERIENCED A STRONG SALE PERIOD DRIVEN BY SELECTED SCENTS IN THE GARDEN COLLECTION AND GIFT SETS.

o ON JANUARY 22ND, THE LINGERIE BUSINESS BEGAN FEATURING THE VERY SEXY MIRACLE BRA, THE NEW "FORGET ME NOT" COLLECTION WITH DAISY EMBROIDERY, AND A VALENTINE-ORIENTED SLEEPWEAR COLLECTION.

o THE VALENTINE'S DAY FOCUS AT BEAUTY INCLUDES AN EMPHASIS ON THE PINK, AND VERY SEXY FOR HIM PRESTIGE FRAGRANCES LINES.


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                                                                              5


o AS WE LOOK AHEAD TO MARCH, A LINE EXTENSION TO THE SEAMLESS BODY BY VICTORIA BRA LINE IS PLANNED. THIS WILL BE BACKED BY NATIONAL TELEVISION ADVERTISING.


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                                                                              6


VICTORIA'S SECRET DIRECT
------------------------

o    SALES WERE FLAT TO LAST YEAR DESPITE ONE LESS WEEK THIS YEAR THAN LAST
     YEAR.

o MERCHANDISE MARGINS WERE UP DUE TO IMPROVED PERFORMANCE IN CLOTHING CATEGORIES ALONG WITH BETTER INVENTORY MANAGEMENT.

o    INVENTORIES WERE DOWN.

o    FOURTH QUARTER SALES WERE $265.8 MILLION, DOWN 5% TO LAST YEAR.

o THE FIRST NON-CLEARANCE BOOKS OF 2002, SWIM I AND VALENTINE'S DAY, REACHED CUSTOMERS DURING JANUARY.

NOTE:
WHAT ARE CIRCULATION PLANS FOR THE FIRST HALF 2002?  DOWN 4%

-------------------------------------
January                  EOM
                      INVENTORY
-------------------------------------
TY                     103,176
-------------------------------------
LY                     121,093
-------------------------------------

REMINDER:
4TH QUARTER AND FALL SEASON CIRCULATION DOWN 6%

NOTE:
INNERWEAR
CLOTHING/SHOES/ACCESSORIES


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                                                                              7


BATH & BODY WORKS
-----------------

o    AT BATH & BODY WORKS, JANUARY COMPS WERE UP 1%.

o THE MERCHANDISE MARGIN WAS UP SIGNIFICANTLY, DUE TO THE FACT THAT THE PRIOR YEAR'S MARGIN WAS NEGATIVELY IMPACTED BY A CHARGE OF APPROXIMATELY $10 MILLION FOR A CANDLE RECALL.

o    INVENTORIES ON A COST PER SQUARE FOOT BASIS WERE DOWN.

o BATH & BODY WORKS' CHANGE IN THE COMPARABLE STORE SALES TREND WAS PRIMARILY THE RESULT OF THE SEMI-ANNUAL SALE, WHICH RAN THROUGH JANUARY 21ST, SIX DAYS LONGER THAN LAST YEAR AND ALSO FEATURED DEEPER DISCOUNTS ON DAILY BEAUTY RITUALS.

o    FOURTH QUARTER SALES WERE $767.3 MILLION AND COMPS WERE DOWN 10%.

o TWO IN-STORE COUPON OFFERINGS: -- $10 OFF EITHER A $25 OR $35 PURCHASE -- ALSO HELPED STIMULATE TRAFFIC.

o THE BUSINESS IS CURRENTLY EMPHASIZING AROMATHERAPY WITH NEW PRODUCTS INCLUDING PULSE POINT THERAPY, BODY OIL, VAPOR BALM, MASSAGE LOTION AND FACIAL MIST.

o A SPECIAL AROMATHERAPY SAMPLING PROGRAM ALSO PUT 1.6 MILLION LOTION SAMPLES INTO THE HANDS OF CUSTOMERS DURING THE HOLIDAY SEASON. THIS HAS HELPED PROMOTE CUSTOMER TRIAL OF NOT ONLY BODY LOTION, BUT ALSO OTHER PRODUCTS WITHIN THE AROMATHERAPY CATEGORY.



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                                                                              8


o ON FEBRUARY 4TH, BATH & BODY WORKS BEGAN OFFERING VALENTINE'S DAY GIFT SETS IN A BROAD RANGE OF PRICES AND ITEMS.

o THAT SAID, WE DO EXPECT A RETURN TO NEGATIVE COMPARABLE STORE TRENDS IN FEBRUARY.

TY PROGRAMS
-----------
o    BATH & BODY BUCKS...PRINTED 1.5MM 1/13 - 2/20...4% OF TRANSACTIONS

o    BOUNCEBACK...PRINTED 19.9MM 1/13 - 2/4...2% OF TRANSACTIONS

LY PROGRAMS
-----------
o    $5 OFF $25...PRINTED 5.3MM JAN WEEK 1 ONLY

o    $5 OFF BIO FACE...PRINTED 15.7MM ENTIRE MONTH


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                                                                              9

SUMMARY

o AS A REMINDER, INTIMATE BRANDS WILL REPORT FOURTH QUARTER EARNINGS AT 8:45 A.M. ON FEBRUARY 28TH.

o    THANK YOU FOR YOUR INTEREST IN INTIMATE BRANDS.

                           Forward Looking Statements

     This communication contains certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including, among others, estimates of fiscal year 2001 and 2002 results. Investors are cautioned that such forward looking statements are subject to risks and uncertainties, many of which are beyond The Limited's control. Accordingly, actual results may differ materially from those expressed or implied in any such forward looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements.

     The following factors, among others, in some cases have affected and in the future could affect The Limited's (including, Intimate Brands') financial performance and actual results and could cause actual results for 2001, 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release and related conference call: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the products sold and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms. In addition, a number of risks relate to the offer and the merger, including declines in the value of the consideration offered because the exchange ratio is fixed; the risks and liabilities associated with The Limited's non-Intimate Brands businesses that are different from those associated with Intimate Brands' businesses; and the risk that the anticipated benefits of the transaction will not be achieved.

     Investors should read The Limited's prospectus and proxy statement relating to the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of these risks and uncertainties. The Limited is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future charges make it clear that any proposed results experienced or implied therein will not be realized. The Limited is scheduled to report January sales on February 7, 2002 and fourth quarter earnings on February 28, 2002.


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                                                                             10


                             Additional Information

     In connection with the exchange offer, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

     The Limited and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2002.